Moxian (BVI) Inc

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR, China ♦ Phone: +852 29614888

June 15, 2021

VIA EDGAR

Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Moxian (BVI) Inc
Registration Statement on Form F-4
Originally Filed on May 28, 2021, as amended
File No.: 333-256665

Dear Ms. Woo:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Moxian (BVI) Inc hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-4 to become effective on June 17, 2021, at 9:00 AM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

Moxian (BVI)

By:	/s/ Hao Qinghu
Hao Qinghu
Chief Executive Officer